[Letterhead of Broker Dealer]





                                                                October 10, 1997




           In order to comply with the requirements of certain state securities laws, the undersigned has agreed to act as broker-dealer in connection with the proposed Exchange Offer described in the enclosed Offering Circular, dated October 10, 1997, of First South Africa Corp, Ltd. The undersigned is forwarding the enclosed materials as an accommodation to First South Africa Corp., Ltd.. The undersigned makes no recommendation on whether or not you should accept the Exchange Offer discussed in the First South Africa Corp., Ltd. Offering Circular. The offer of Common Stock of First South Africa Corp., Ltd. pursuant to the Exchange Offer is made only by the enclosed materials, and this letter is not intended to, and shall not, constitute a solicitation of Warrantholders or an offering of any securities.

                                                               Very truly yours,